Ventas, Inc.

111 South Wacker Drive Suite 4800 Chicago, IL 60606 T 502.357-9000 F 502.357-9029

September 14, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn:	Linda van Doorn

Senior Assistant Chief Accountant

Re:	Ventas, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Periods Ended March 31 and June 30, 2010

Form 8-K Filed April 28, 2010

Form 8-K Filed July 29, 2010

File No. 1-10989

Dear Ms. van Doorn:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 30, 2010 from you to Richard A. Schweinhart, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filings.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 1

1.	We note in your response to comment 1 in our letter dated July 20, 2010 that your revenues for your triple net leased properties are not directly impacted by such properties’ occupancy levels. However, your tenants’ abilities to satisfy their obligations under such triple net leases are impacted by the occupancy levels they experience. Further, you have already included disclosure that qualifies the significance of such disclosure based on your triple net leases. As such, we continue to believe that you should provide occupancy data for all your properties. Please confirm that you will provide this disclosure in future filings.

Securities and Exchange Commission

September 14, 2010

As requested, we will disclose occupancy levels for the triple-net leased properties in the Company’s future filings with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 60

2.	We note your response to prior comment 2. Please revise your disclosure in future filings to clarify why you believe that Normalized Funds From Operations and Normalized Funds Available for Distribution provide useful information to investors regarding your financial condition and results of operations. Specifically, clarify how each of these measures may be used by investors to measure and compare operating performance between periods, as disclosed on page 41 of your Form 10-Q for the period ended June 30, 2010. In addition, please tell us and disclose in future filings to the extent material, the additional purposes, if any, for which management uses these measures. Please show us the disclosure you will include in future filings to address this issue.

The Company believes that normalized Funds From Operations (FFO) provides useful information because it allows investors and analysts to compare the Company’s operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by unanticipated and/or other items. Management uses this measure for the same reason, in addition to being able to evaluate the core operations of the Company.

We propose to include the following disclosure in the Company’s future filings with the Commission:

“The Company believes that normalized FFO provides useful information because it allows investors, analysts and Company management to compare the Company’s operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by unanticipated items.”

The Company intends to discontinue its presentation of normalized Funds Available for Distribution (FAD) in future filings with the Commission.

3.	We note your response to prior comment 3. Please tell us why you do not adjust normalized FAD for depreciation related to current or prior period routine capital expenditures. In your response, address whether the lack of adjustment for depreciation results in the overstatement of normalized FAD.

Normalized FAD is not adjusted for depreciation related to current or prior period routine capital expenditures because such adjustments are already taken into account in the calculation of normalized FFO, from which normalized FAD is derived.

Securities and Exchange Commission

September 14, 2010

As noted in our response to comment 2 above, the Company intends to discontinue its presentation of normalized FAD in future filings with the Commission.

4.	You state in your response to prior comment 3 that the adjustment for routine capital expenditures provides useful information to investors regarding the amount of capital expenditures that are not revenue enhancing in nature. Please clarify how this adjustment contributes to the usefulness of the non-GAAP measure normalized FAD.

The Company believes that the adjustment for routine capital expenditures provides useful information because it allows investors, analyst and Company management to assess the level of ongoing capital additions that are more recurring in nature. Routine capital expenditures are a portion of total capital expenditures that are disclosed elsewhere in the Company’s financial statements.

Again, as noted in our response to comment 2 above, the Company intends to discontinue its presentation of normalized FAD in future filings with the Commission.

Form 8-K Filed April 28, 2010

Item 2.02. Results of Operations and Financial Condition

5.	We note your response to prior comment 7. Please revise in future filings to present the most directly comparable GAAP financial measure with equal or greater prominence than the related non-GAAP measures. In this regard, we note that Exhibit 99.1 to your Form 8-K filed July 29, 2010, includes a discussion of FFO, normalized FFO, NOI by segment, and same-store stabilized community NOI on pages 1 and 2, while net income attributable to common shareholders is first discussed on page 3.

The disclosure contained in Item 2.02 of the Company’s Form 8-K, filed with the Commission on July 29, 2010, presents net income attributable to common stockholders with equal prominence to FFO and normalized FFO. However, we will revise future filings to present net income attributable to common shareholders with equal or greater prominence than all of the related non-GAAP measures.

6.	We note your revised disclosures in Exhibit 99.1 to your Form 8-K filed July 29, 2010, as discussed in your response to prior comment 7. Explain to us how you have met the disclosure requirements of Item 10(e)(1)(i)(c) of Regulation S-K with respect to the non-GAAP measures net operating income, same-store cash rental income, and same-store net operating income. Refer to instruction 2 to Item 2.02 of Form 8-K. Please provide us with your proposed disclosure, as applicable.

Net operating income (NOI), same-store cash rental income and same-store NOI are common operating metrics used frequently by investors, analysts and Company management to measure unlevered property-level operating performance and to compare the Company’s operating results to those of other real estate companies and between periods on a consistent basis. Those terms are commonly used in evaluating results of real estate companies.

Securities and Exchange Commission

September 14, 2010

We propose to include the following disclosure in the Company’s future filings with the Commission:

“The Company believes that NOI, same-store cash rental income and same-store NOI provide useful information because those disclosures allow investors, analysts and Company management to measure unlevered property-level operating performance and to compare the Company’s operating results to the operating results of other real estate companies and between periods on a consistent basis. Those terms are commonly used in evaluating results of real estate companies.”

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your August 30, 2010 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,

Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman, President and Chief Executive Officer of Ventas, Inc.

T. Richard Riney, Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of Ventas, Inc.